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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                            SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. _____)*


                          COMPURAD, INC.
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                          (Name of Issuer)

                 Common Stock, $0.01 Par Value Per Share
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                     (Title of Class of Securities)



                              550274 10 4
                     ------------------------------
                             (CUSIP Number)

                            Stephen J. Weiss
                          Lumisys Incorporated
                           225 Humboldt Court
                           San Jose, CA  94089
                             (408) 733-6565
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       (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                             September 28, 1997
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        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:  SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS,
SHOULD BE FILED WITH THE COMMISSION.  SEE RULE 13D-1(A) FOR OTHER
PARTIES TO WHOM COPIES ARE TO BE SENT.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON

     Lumisys Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     77-0133232
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     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                           (a) [_]

                                            (b) [_]

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     SEC USE ONLY
3

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     SOURCE OF FUNDS*
4

     OO
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     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
5
     [_]

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     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     State of Delaware
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NUMBER OF       7   SOLE VOTING POWER
SHARES              -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
                8   SHARED VOTING POWER
                    1,630,000
                9   SOLE DISPOSITIVE POWER
                    -0-
                10  SHARED DISPOSITIVE POWER
                    -0-

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     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
11
     1,630,000 shares

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     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
12
     [_]

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     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

     41%

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     TYPE OF REPORTING PERSON*
14
     CO
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                             ATTESTATION.

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lumisys Incorporated that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.



ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of CompuRAD,
Inc., a Delaware corporation ("CompuRAD").   The principal
executive offices of CompuRAD are located at 1350 North Kolb Road, Tucson, Arizona 85715.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Lumisys
Incorporated, a Delaware corporation ("Lumisys"). Lumisys designs, manufactures and markets a family of precision digitizers that convert medical images on film or video into digital format.

     (b) The address of the principal office and principal business of Lumisys is 225 Humboldt Court, San Jose, California
94089.

     (c) Set forth in Schedule I is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Lumisys' directors and executive officers as of the date hereof.

     (d) During the past five years, neither Lumisys nor, to Lumisys' knowledge, any person named in Schedule I to this
Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Lumisys nor, to Lumisys' knowledge, any person named in Schedule I to this
Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of Lumisys named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate consummation of the Merger (as defined in Item
4 below), certain stockholders of CompuRAD have entered into Voting Agreements with Lumisys as described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated September 28, 1997 (the "Reorganization Agreement"), among Lumisys, SAC Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Lumisys ("Merger Sub"), and CompuRAD, and subject to the conditions set forth therein (including approval by the stockholders of CompuRAD), Merger Sub will be merged with and into CompuRAD (the "Merger"), with each share of CompuRAD Common Stock being converted in the right to receive 0.928 shares of Lumisys' Common Stock, $.001 par value per share ("Lumisys Common Stock"). In addition, the Lumisys will assume stock options outstanding under CompuRAD's 1994 Stock Option Plan and 1996 Stock Option Plan and all outstanding warrants to purchase CompuRAD Common Stock on the terms set forth in the Reorganization Agreement.

     The description contained in this item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.1.
     As an inducement to CompuRAD to enter into the Reorganization Agreement, each of Phillip Berman, M.D., Cary Cole, Henky Wibowo and Kevin Donovan (collectively, the "Voting Agreement Stockholders") have entered into a Voting Agreement dated September 28, 1997 (a "Voting Agreement") with Lumisys. Pursuant to the Voting Agreements, the Voting Agreement Stockholders have agreed to vote the shares of CompuRAD Common Stock owned by them: (i) in favor of the Merger, (ii) the execution and delivery by the CompuRAD of the Reorganization Agreement, (iii) the adoption and approval of the terms thereof and (iv) in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance hereof and thereof. To Lumisys' knowledge, the number of shares of Lumisys Common Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on
Schedule II to this Schedule 13D.

     The Voting Agreement Stockholders have also executed and delivered to Lumisys an irrevocable proxy granting Lumisys the authority to vote the shares of CompuRAD Common Stock owned by the Voting Agreement Stockholders in the manner described in the
foregoing.   Lumisys did not pay any additional consideration to
any Voting Agreement Stockholder in connection with the execution and delivery of his Voting Agreement. The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the form of Voting of Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

     Also in connection with the Reorganization Agreement, those stockholders of CompuRAD who may be deemed an affiliate (the "Affiliate"), as such term is defined in Rule 145 of the Securities Act of 1933, as amended, have each entered into an Affiliate Agreement with Lumisys (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Lumisys and CompuRAD have been published by Lumisys (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, any capital stock of CompuRAD. The description contained in this Item 4 of the transaction contemplated by the Affiliate Agreement is qualified in its entirety by reference to the full text of the Form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.3.

   (c)  Not applicable.

   (d) Upon consummation of the Merger, CompuRAD will become a wholly-owned subsidiary of Lumisys. Dr. Philip Berman and Dr. David Lapan, each a director of CompuRAD, will be nominated as management nominees for election to the Board of Directors of Lumisys at the next annual meeting of the stockholders of Lumisys.

   (e)  None, other than as a result of the Merger described in
Item 3 above, not applicable.

   (f) Upon consummation of the Merger, CompuRAD will become a wholly-owned subsidiary of Lumisys.

   (g) Upon consummation of the Merger, the Certificate of Incorporation of CompuRAD will be amended and restated in a form satisfactory to Lumisys.

   (h)  Upon consummation of the Merger, the CompuRAD Common
Stock will cease to be quoted on any quotation system or exchange.

   (i)  Upon consummation of the Merger, the CompuRAD Common
Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

   (j) Other than as described above, Lumisys currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although
Lumisys reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting Agreements, Lumisys has shared power to vote an aggregate of 1,630,000 shares of CompuRAD Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 41% of the issued and outstanding shares of CompuRAD Common Stock as of September 28, 1997. To the extent that Lumisys, as permitted by the Voting Agreements, requests proxies to vote all of the shares of CompuRAD Common Stock subject to the Voting Agreement and such proxies are so granted, Lumisys will have the sole voting power with respect to such shares.

     To Lumisys' knowledge, no shares of CompuRAD Common Stock are beneficially owned by any of the persons named in Schedule I, except for (i) such beneficial ownership arising solely from the Voting Agreements and (ii) 3000 shares of CompuRAD Common Stock owned by Stephen J. Weiss.

     Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Lumisys shares the power to vote or to direct the vote or to dispose or direct the disposition of CompuRAD Common Stock.

     During the past five years, to Lumisys' knowledge, no person named in Schedule III to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to Lumisys' knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     To Lumisys' knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

     (c) Neither Lumisys, nor, to Lumisys' knowledge, any person named in Schedule II, has affected any transaction in the CompuRAD Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, to Lumisys' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the CompuRAD, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1 Agreement and Plan of Merger and Reorganization dated September 28, 1997, by and among CompuRAD, Inc., a Delaware corporation, SAC Acquisition Corporation, a Delaware corporation, and Lumisys Incorporated, a Delaware corporation
99.2 Form of Voting Agreement dated September 28, 1997, a substantially similar version of which has been executed by Lumisys Incorporated, a Delaware corporation, and each of Phillip Berman, MD, Cary Cole, Henky Wibowo and Kevin Donovan
99.3 Form of Affiliate Agreement dated September 28, 1997, a substantially similar version of which has been executed by Lumisys Incorporated, a Delaware corporation, and each of those stockholders of CompuRAD, Inc., a Delaware corporation, as indicated on the schedule provided therewith




                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   October 27, 1997                  LUMISYS INCORPORATED


                                          By:/s/ Stephen J. Weiss
                                          Stephen J. Weiss
                                          President and
                                          Chief Executive Officer


                            SCHEDULE I
      EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF LUMISYS

Name                       Principal Occupation or Employment
Stephen J. Weiss           President and Chief Executive Officer
                           and Director, Lumisys Incorporated
Craig L. Klosterman        Chief Operating and Chief Financial
                           Officer, Lumisys Incorporated
Matthew D. Miller, Ph.D.   Director, Lumisys Incorporated
Austin E. Vanchieri        Vice President, Sales, Lumisys
                           Incorporated
John M. Burgess            Vice President, Engineering, Lumisys
                           Incorporated
Linden J. Livoni           Vice President, Engineering, Lumisys
                           Incorporated
Kuldip Ahluwalia           Vice President, Marketing and
                           Business Development, Lumisys
                           Incorporated
Dean MacIntosh             Vice President, Finance, Lumisys
                           Incorporated
Mark Mariotti              Vice President, Lumisys Incorporated
                           and General Manager, Imagraph

All individuals named in the above table are employed at Lumisys
Incorporated, 225 Humboldt Court, San Jose, CA 94089.

                     SCHEDULE I (CONTINUED)
               NON-EMPLOYEE DIRECTORS OF LUMISYS
Name                     Principal Occupation or Employment/
                         Name and Address of Corporation or
                         other Organization in which Employed
Douglas G. Devivo, Ph.D. General Partner
                         ALCE and Vanguard Associates
                         325 Distel Circle, Suite 100
                         Los Altos, CA 94022
C. Richard Kramlich      Managing General Partner
                         New Enterprise Associates
                         2490 Sand Hill Road
                         Menlo Park, CA 94025





                          SCHEDULE II
Individual        Number of Shares of          Percentage of
                  CompuRAD Common Stock     Outstanding Shares of
                    Beneficially Owned        CompuRAD Common
                                               Stock as of
                                            September 28, 1997
Philip Berman, M.D.   535,000	            13.5%
Cary Cole             530,500                       13.4%
Henky Wibowo          503,500                       12.7%
Kevin Donovan          91,600                        2.3%



                          SCHEDULE III

NAME	      PRINCIPAL OCCUPATION OR EMPLOYMENT
Philip Berman, M.D.	        Chairman of the Board,
                            Chief Executive Officer and
                            President, CompuRAD, Inc.
Cary Cole                   Vice President, Sales,
                            CompuRAD, Inc.
Henky Wibowo                Vice President, Engineering,
                            CompuRAD, Inc.
Kevin Donovan               Vice President, Finance and
                            Chief Financial Officer,
                            CompuRAD, Inc.